11 Hanover Square
New York, NY 10005

August 29, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Dividend and Income Fund
Securities Act File No. 333-189804
Withdrawal of Pre-Effective Amendment (Accession No. 0001059213-13-000025) to the Fund’s Registration Statement on Form N-2

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Dividend and Income Fund (the “Fund”) hereby respectfully requests that the Pre-Effective Amendment (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) filed on August 20, 2013, be withdrawn due to the fact that it was inadvertently filed under the incorrect 1933 Act file number.

The Registration Statement was filed with the Securities and Exchange Commission on August 20, 2013 (Accession No. 0001059213-13-000025) on EDGAR under 1933 Act file number 333-175607, which is the Fund’s 1933 Act file number from a previous offering of shares.  The EDGAR submission of the Registration Statement should have instead referenced the 1933 Act file number 333-189804, which is the 1933 Act file number for the Fund’s current offering of shares.  The Fund re-filed its Registration Statement on August 26, 2013 (Accession No. 0001059213-13-000031) using the correct 1933 Act file number.

In making this request for withdrawal, the Fund confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to Fatima Sulaiman at (202) 778-9082.

Very truly yours,

DIVIDEND AND INCOME FUND

By: /s/ Jacob Bukhsbaum
Jacob Bukhsbaum, Vice President and Chief Compliance Officer